Exhibit 99.1

Stock Exchange Announcement No. 6/2005
Copenhagen, Denmark
April 28, 2005

Olicom Reports First Quarter 2005 Results

Olicom A/S (Other OTC: OLCMF) today announced a net loss for the first quarter of 2005 of 3.3 million Danish kroner (“DKK”), or US$0.6 million. The loss per share was DKK 0.19, or US$0.03 per share. All amounts expressed in dollars are calculated at the March 31, 2005, rate of exchange between the US dollar and the Danish krone.

As of March 31, 2005, shareholders’ equity was DKK 215.1 million, or US$37.4 million, corresponding to DKK 12.39 per share, or US$2.16 per share.

The result for the quarter is negatively impacted by financial expenses related to the loan agreement entered in February 2005, while shareholders’ equity is positively impacted by the Company’s sale of treasury shares.

Effective 2004 Olicom also prepares consolidated financial statements in which Interactive Television Entertainment ApS (“ITE”) is consolidated. The consolidated financial statements show a loss for the quarter of DKK 8.0 million, or US$1.4 million and shareholders’ equity as of March 31, 2005, of DKK 176.8 million, or US$30.8 million. Olicom considers that the results of its venture investment activities are best reflected in the financial statements for Olicom A/S in which ITE and the other portfolio companies are included at market value.

During the quarter the portfolio companies’ development was generally in line with expectations, but with both positive and negative deviations.

For various reasons including a change of distributor in Poland ITE realized a lower than budgeted revenue for the quarter. Bookings during the quarter were, however, satisfactory, and the order back-log at the end of the quarter was higher than usual. The order back-log includes among others ITE’s 2nd sale of TV shows to China, where the Hugo-figure is scheduled to be launched in the Hubei province. Following this 145 million Chinese have the opportunity to watch the Hugo-figure on their local TV station. In the U.S. Namco launched the first Hugo-game during April. This is the first time Hugo-games are being marketed in the U.S. by a major distributor. ITE’s co-operation with Namco has just been expanded through the signing of yet a distributor agreement according to which Namco will contribute to the financing of the development of new Hugo-games including the porting of games to platforms for which Hugo-games have not previously been available.

During the quarter both Comlog, which markets fleet management systems for truck fleets, and Scalado, which provides software for camera phones, continued their strong revenue growth. Scalado’s imaging technology is now being delivered to Nokia, Samsung, SonyEricsson and others. Hymite, which develops technology for optical components, experienced an increasing interest from very important component manufacturer. For now prototyping projects are the subject of discussions, but more of these projects may result in significant volume agreement. Tpack, which delivers technology for telecommunications, and

Sifira, which develops messaging solutions for telecommunications operators, experienced delays in closing expected sales orders.

For the purpose of strengthening Olicom’s cash position the Company has today entered loan agreements with related parties. The total of the loans amounts to DKK 5.6 million, or US$1 million, half of the amount is not repayable until November 2007, but may be converted to shares at the market share price at the time of entering the loan agreements. The Company does not provide any collateral for the loans, which carry an interest of 25 pct. p.a. The reason for entering the loan agreements is, that customary bank facilities have proven not to be available to the Company. The agreed terms are comparable to the terms which the Company has previously been offered by a non-related lender as announced in the Company’s stock exchange announcement no. 4/2005 dated 14 February 2005. The Company may at any time repay the loans.

The result for the quarter does not give reason to change the earlier announced expectation of a loss for the full year of DKK 10 — 15 million, or US $1.7 — 2.6 million assuming that it will not be necessary to write off portfolio investments and assuming that significant write downs will not be made during 2005. Olicom is actively pursuing exit sales of certain portfolio companies, but does not include such sales in its expected result.

For further information please contact Olicom CEO Boje Rinhart, tel. +45 4527 0000 or
e-mail bri@olicom.com.

Attachments
Summary of Income Statement and Balance Sheet follow.

About Olicom
Olicom invests in leading edge information technology and communication technology companies located in Scandinavia. The main office is located in the Øresund region and the US office is located in the Dallas Telecom Corridor in Richardson, Texas. Olicom is listed on the Copenhagen Stock Exchange and in the USA the company’s stock is traded on Other OTC, under the symbol OLCMF.

Further information about Olicom can be found at www.olicom.com or obtained by contacting CEO Boje Rinhart tel. +45 4527 0000 or e-mail bri@olicom.com.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

Attachments — Summary of Income — Olicom A/S (Parent Company)

	Three months
	Ended March 31,
	2004	2005	2005
			Convenience
			translation
	DKK 1,000		USD 1,000
	(unaudited)	(unaudited)	(unaudited)
Valuation adjustments, portfolio companies	0	0	$0

Gross profit	0	0	0

Operating expenses
General and adminstrative	1,894	1,893	329
Restructuring charges	(9)	(160)	(28)

Total operating expenses	1,885	1,733	301

Income/(loss) from operations before interest and income taxes	(1,885)	(1,733)	(301)

Interest income and other, net	472	(1,579)	(275)

Income/(loss) before income taxes	(1,413)	(3,312)	(576)

Income taxes	0	0	0

Net income/(loss)	(1,413)	(3,312)	($576)

Earnings/(loss) per share, basic	(0.08)	(0.19)	($0.03)

Earnings/(loss) per share, diluted	(0.08)	(0.19)	($0.03)

Weighted average shares outstanding including common stock equivalents, basic	16,938	17,148	17,148

Weighted average shares outstanding including common stock equivalents, diluted	16,938	17,148	17,148

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 5.7463 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

Attachments — Summary of Balance Sheet — Olicom A/S (Parent Company)

	December 31,	March 31,	March 31,
	2004	2005	2005
			Convenience
			translation
	DKK 1,000		USD 1,000
Assets	(audited)	(unaudited)	(unadudited)
Investments, property and equipment, net	34	21	$4
Investments in portfolio companies	83,649	84,796	14,757
Investments in affiliated companies	22,372	22,372	3,893
Outstanding amounts affiliated companies	20,000	20,000	3,481

Total fixed assets	126,055	127,189	22,135

Long-term assets	169	208	36

Accounts receivable	951	123	21
Outstanding amounts, affiliated companies	21,351	25,425	4,425
Outstanding amounts, portfolio companies	61,366	62,453	10,868
Prepaid expenses and other currents assets	932	1,017	177
Cash and cash equivalents	11,016	16,790	2,922

Total current assets	95,616	105,808	18,413

Total assets	221,840	233,205	$40,584

Liabilities and shareholders’ equity

Shareholders’ equity	215,197	215,110	$37,435

Restructuring charges	464	480	84

Total provisions	464	480	84

Other liabilities	0	5,204	905

Total long-term liabilities	0	5,204	905

Accounts payable and accrued liabilities	6,179	12,411	2,160

Total current liabilities	6,179	12,411	2,160

Total liabilities	6,179	17,615	3,065

Total liabilities and shareholders’ equity	221,840	233,205	$40,584

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 5.7463 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

Attachments — Investments in Portfolio Companies

Investments in Portfolio Companies as of March 31, 2005

	Owner's share (Non-diluted)	Investment (DKK 1,000)

Danacell A/S	16.7%	1,229
Decuma AB	16.8%	14,300
Hymite A/S	8.7%	15,549
ITE ApS	100.0%	22,373
LH Comlog A/S	22.5%	12,500
Scalado AB	48.2%	25,466
Sifira A/S	57.2%	17,961
Tpack A/S	22.3%	12,505

Total investment		121,883
Valuation adjustments		(14,715)
Investments in portfolio companies		107,168

Attachments — Summary of Income — The Group

	Three months
	Ended March 31,
	2004	2005	2005
			Convenience
			translation
	DKK 1,000		USD 1,000
	(unaudited)	(unaudited)	(unaudited)
Net sales	7,611	5,765	$1,003
Production costs	5,929	7,154	1,245

Valuation adjustments, portfoliocompanies	0	0	0

Gross result	1,682	(1,389)	(242)

Operating expenses
General and administrative	1,518	1,267	221
Sales and distribution	4,373	3,766	655
Restructuring charges	(9)	(160)	(28)

Total operating expenses	5,882	4,873	848

Income/(loss) from operations before interest and income taxes	(4,200)	(6,262)	(1,090)

Interest income and other, net	284	(1,745)	(303)

Income/(loss) before income taxes	(3,916)	(8,007)	(1,393)

Income taxes	0	0	0

Net income/(loss)	(3,916)	(8,007)	($1,393)

Earnings/(loss) per share, basic	(0.23)	(0.47)	($0.08)

Earnings/(loss) per share, diluted	(0.23)	(0.47)	($0.08)

Weighted average shares outstanding including common stock equivalents, basic	16,938	17,148	17,148

Weighted average shares outstanding including common stock equivalents, diluted	16,938	17,148	17,148

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 5.7463 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

Attachments — Summary of Balance Sheet — The Group

	December 31,	March 31,	March 31,
	2004	2005	2005
			Convenience
			translation
	DKK 1,000		USD 1,000
Assets	(audited)	(unaudited)	(unadudited)
Intangible fix assets	45,042	43,631	$7,593
Investments, property and equipment, net	607	1,279	222
Investments in portfolio companies	83,649	84,796	14,757

Total fixed assets	129,298	129,706	22,572

Long-term assets	169	208	36

Inventory	398	216	38

Accounts receivable	5,984	4,028	701
Outstanding amounts, portfolio companies	61,366	62,453	10,868
Prepaid expenses and other currents assets	1,759	1,755	306
Cash and cash equivalents	11,184	16,993	2,957

Total current assets	80,293	85,229	14,832

Total assets	210,158	215,359	$37,478

Liabilities and shareholders’ equity

Shareholders’ equity	181,539	176,758	$30,760

Restructuring charges	464	480	84

Total provisions	464	480	84

Other liabilities	0	5,204	906

Total long-term liabilities	0	5,204	906

Credit bank	11,567	9,631	1,676
Accounts payable and accrued liabilities	16,588	23,286	4,052

Total current liabilities	28,155	32,917	5,728

Total liabilities	28,155	38,121	6,634

Total liabilities and shareholders’ equity	210,158	215,359	$37,478

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 5.7463 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars